

20010740

PUBLIC

~~SEC Mail Processin~~

~~٤ ٥ 2020~~

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bethesda Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road

(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Carroll (203) 429-0721

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1775 Tysons Blvd	Tysons	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Brian Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition and supporting schedules pertaining to the firm of Bethesda Securities, LLC as of December 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
_____
Title

Bianca Helderman 2/27/2020
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.J 7a-5(e)(3).*

BETHESDA SECURITIES, LLC
TABLE OF CONTENTS



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 704 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Bethesda Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bethesda Securities, LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement where due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

February 27, 2020

BETHESDA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS:

Cash	4,928,045
Receivable from brokers, dealers and clearing organizations	113,650,763
Securities purchased under agreements to resell	30,740,188,956
Other assets	35,429
Total assets	30,858,803,193

LIABILITES AND MEMBERS CAPITAL

LIABILITES:

Securities sold under agreements to repurchase	30,217,064,488
Payable to parent and affiliates	17,745,444
Accounts payable, accrued expenses and other liabilities	1,981,681
Total liabilities	30,236,791,613
MEMBER'S CAPITAL	622,011,580
Total liabilities and member's capital	$ 30,858,803,193

See accompanying notes to statement of financial condition

1. Organization and Nature of Business

Bethesda Securities, LLC (the "Company") is a Delaware limited liability company and a wholly-owned subsidiary of AGNC Investment Corp. (the "Parent"), a Real Estate Investment Trust ("REIT"). The liability of the Parent is limited to the member's capital of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company self-clears its transactions and is a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC") and is also a participant in The Depository Trust Company ("DTC"). The Company's principal business activity involves operating a matched-book of repurchase agreements and reverse repurchase agreements collateralized by U.S. Agency mortgage-backed securities ("MBS") and U.S. Treasury securities. The Company also provides clearing services to the Parent.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

These financial statements were prepared in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of U.S. Dollars held at two large unaffiliated financial institutions. As of December 31, 2019 the Company's cash balance was $4,928,045. At December 31, 2019 there were no cash equivalents.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repo and reverse repo with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreements meet the criteria to permit netting under GAAP.

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Repo and reverse repo are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consists of cash deposited to support activities with clearing organizations and Payables to brokers, dealers and clearing organizations consists of fails to receive with brokers, dealers, and clearing organizations. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2019, consist of:

	Receivable	Payable
Deposits with clearing organizations	113,650,763	0
Total	$ 113,650,763	$ 0

Other Assets and Other Liabilities

Other assets primarily represent prepaid expenses. Other liabilities include accounts payable, accrued compensation and other accrued expenses.

Income Taxes

The Company is a disregarded entity of the Parent for income tax purposes and as such, its activities are entirely reported on the Parent's income tax returns. As of December 31, 2019, the Company has no separate income tax provisions and has determined that no material uncertain tax positions exist.

3. New Accounting Standards

We consider the applicability and impact of all accounting standards updates ("ASUs") issued by the Financial Accounting Standards Board. ASUs not listed below were determined to be either not applicable, are not expected to have a significant impact on the financial statements when adopted or did not have a significant impact on our financial statements upon adoption.

ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): ASU 2016-13 changed the impairment model for most financial assets and certain other instruments. Allowances for credit losses on available-for-sale debt securities are to be recognized, rather than direct reductions in the amortized cost of the investments. The new model also required the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses on trade and other receivables, held-to-maturity debt securities, loans, and other instruments held at amortized cost. The ASU required certain recurring disclosures and was effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2019. ASU 2016-13 did not have a significant impact on our financial statements.

ASU 2016-2, Leases (Topic 842): ASU 2016-2 required lessees to recognize virtually all their leases on the balance sheet by recording a right-of-use asset and a lease liability. The lease liability is measured at the present value of lease payments and the right-of-use asset is based on the lease liability value, subject to adjustments. Leases are classified as either operating leases or finance leases. Operating leases result in straight-line lease expense, while finance leases result in front-loaded expense. This guidance was effective for the Company on January 1, 2019. ASU 2016-2 did not have a significant impact on our financial statements.

4. Related Party-Transactions

The Company provides repo and reverse repo financing to its Parent company as part of its matched-book repo operation. Generally, reverse repo transactions with the Parent are collateralized by U.S. Agency MBS and repo by U.S. Treasury securities. The company seeks to match fund transactions with the Parent by entering into repo and reverse repo transactions with unrelated third parties.

In addition, the Company provides clearing services to the Parent in the TBA and MBS market for trades eligible for netting through the MBSD. The Company requires the Parent to post margin to support its MBSD clearing activity.

The Company has entered into a services and cost allocation agreement ("SCA") with the Parent and the manager of the Parent, AGNC Mortgage Management, LLC (the "Manager"). Under the SCA the Manager incurs expenses related to certain shared services including information technology software and infrastructure, accounts payable and payroll processing, as well as other general overhead expenses. The Company reimburses the Manager for a share of these expenses quarterly under the SCA.

As of December 31, 2019, payable to affiliates in the table below primarily represents cash margin posted from the Parent relating to obligations arising from clearing services and to a lesser extent payables associated with the SCA.

Related party transactions are comprised of the following:

	Gross	Netting	Net
Assets:			
Reverse Repurchase Agreements	$ 35,497,765,727	$ (4,757,576,771)	$ 30,740,188,956
Liabilities:			
Repurchase Agreements	4,760,980,927	(4,757,576,771)	3,404,156
Payable to affiliates	17,745,444		17,745,444

5. Securities Purchased and Sold Under Agreements to Resell and Repurchase

The Company enters into repo and reverse repo transactions with its Parent company and other institutional investors including but not limited to members of the GSD of the FICC. These agreements have been collateralized with U.S. Treasury securities and U.S. agency MBS securities.

As of December 31, 2019, the Company has accepted securities with gross market values of $41,655,347,254 under reverse repo agreements. The Company has the right to sell or repledge all of the securities it has received under reverse repo agreements and substantially all were repledged as of December 31, 2019. These repledged securities have been used in the normal course of business. As of December 31, 2019, the Company has pledged securities with gross market values of $41,028,470,575 under repo agreements to counterparties that have the right to repledge these securities.

The following table summarizes by collateral type the remaining maturity of the gross amounts of the Company's repo and reverse repo transactions as of December 31, 2019.

	≤ 1 Month	> 1 to ≤ 3 Months	> 3 to ≤ 6 Months	> 6 to ≤ 9 Months	> 9 to ≤ 12 Months	Total
Securities purchased under agreements to resell						
U.S. Treasury Securities	5,362,508,730	—	—	—	—	5,362,508,730
U.S. Agency MBS	27,425,313,159	2,010,273,298	2,809,208,083	1,501,511,107	1,751,460,080	35,497,765,727
Total	32,787,821,889	2,010,273,298	2,809,208,083	1,501,511,107	1,751,460,080	40,860,274,457
Securities sold under agreements to repurchase						
U.S. Treasury Securities	4,760,980,927	—	—	—	—	4,760,980,927
U.S. Agency MBS	27,451,781,243	2,038,483,403	2,835,675,458	1,500,110,694	1,750,118,264	35,576,169,062
Total	32,212,762,170	2,038,483,403	2,835,675,458	1,500,110,694	1,750,118,264	40,337,149,989

Reverse repo and repo subject to a master netting agreement with the same counterparty and same maturity are presented net on the Statement of Financial Condition when permitted under ASC 210-20-45-11, *Offsetting of Amounts Related to Certain*

Repurchase and Reverse Repurchase Agreements. The following table presents information about the offsetting of repo and reverse repo as of December 31, 2019.

Assets		Gross Balance	Amounts netted on the Statement of Financial Condition	Net Balance
Securities purchased under agreements to resell	$	40,860,274,457	(10,120,085,501)	30,740,188,956
Liabilities				
Securities sold under agreements to repurchase	$	40,337,149,989	(10,120,085,501)	30,217,064,488

6. Fair Value Measurement

ASC 820 *Fair Value Measurement* defines fair value and establishes a three level fair value hierarchy based upon the inputs used to the valuation technique. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement for the asset or liability. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

- Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on measurement date.

- Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 - Inputs are unobservable for the asset or liability and significant to the overall fair value.

Financial instruments that are not carried at fair value on the financial statements are carried at amounts that approximate fair value generally due to their short term nature and negligible credit risk and their recorded value is estimated using "Level 1" or "Level 2" inputs. These instruments include cash, securities purchased and sold under agreements to resell and repurchase, and receivables from brokers, dealers and clearing organizations. We estimate the fair value of these instruments using "Level 1" or "Level 2" inputs.

7. Commitments, Contingencies and Guarantees

Leases - The Company is party to a non-cancelable operating lease agreement for its office space in Connecticut. Approximate lease payments in subsequent years are as follows:

Years Ending December 31		
2020	$	60,456
2021		60,718
2022		25,300
Total	$	146,474

Representations and Warranties - In the normal course of business, the Company enters into contracts that contain representations and warranties and which provide general indemnifications. The Company's potential exposure under the

arrangements would involve potential future claims that may be made may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Litigation - In the normal course of business, the Company may be named in various claims and legal actions. As of December 31, 2019, the Company was not involved in any claims or litigation and therefore has made no accrual for a loss contingency.

Clearing Corporation Guarantee - In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are required under the standard membership agreements, such that if another member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. To mitigate these performance risks, the clearinghouses require members to deposit collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amounts it has posted. The Company has not recorded any contingent liability to the Statement of Financial Condition for these guarantees and believes that any potential requirement to make payments under these arrangements is remote.

As a member of the FICC, the Company is also subject to the FICC Capped Contingency Liquidity Facility ("CCLF"). The CCLF could be triggered by the FICC if the default of a member left the clearing corporation with insufficient cash to meet its obligations to non-defaulting members, after exhausting all other liquidity resources. If invoked, the CCLF would require members to enter into a liquidity repo with the FICC up to a capped amount based on a member's tiered proportional share of daily liquidity needs. The liquidity repo would be returned with interest to the member once the FICC cash position is sufficient. Management believes the possibility of a CCLF event is remote but nonetheless monitors this exposure and incorporates into daily liquidity management.

Commitments - As of December 31, 2019, the Company had forward commitments to sell securities under agreements to repurchase in the amount of $4,500,000,000.

8. Risk

The Company has established risk management policies and procedures to identify, assess, monitor and manage the risks involved in its daily activities. The Company assesses both market risk and credit risk and believes prudent risk management is a critical part of its overall success and profitability.

Credit Risk - In the normal course of business, the Company enters into repo and reverse repo agreements collateralized by U.S. Agency MBS and U.S. Treasury securities. These agreements give rise to risk of loss associated with counterparty nonperformance under the contractual terms of the agreement. These terms include making payments and the posting of collateral and/or margin. Counterparties to repo and reverse repo agreements include the Parent company and third party institutional investors. Where applicable, to mitigate credit risk, the Company reviews counterparty financial statements, establishes credit limits, and monitors the fair value of the collateral underlying these agreements and requests additional collateral as appropriate. Furthermore, in the event of counterparty default the Company has the right to liquidate collateral held and to offset receivables and payables with the same counterparty.

Market Risk - Market risk refers to the risk of loss associated with changes in market prices, interest rates, credit spreads or other market factors. The level of market risk is also influenced by volatility and liquidity in the markets. Generally, the market risks the Company is exposed to include interest rate risk from gaps in maturity dates between repo and reverse repo and market risk on the collateral underlying reverse repo transactions in the event of counterparty default. The Company seeks to manage these risks by monitoring markets, establishing risk limits, and marking collateral to market each day.

Concentrations of Credit Risk - The Company has a concentration of credit risk to financial institutions including the Parent company (a REIT), broker-dealers, banks, and industry clearing organizations. The largest concentration of credit risk is with the Parent company which is generally counterparty to one side of each matched repo and reverse repo transaction. On these matched transactions the Company seeks to generate revenue by earning a spread on the interest rate charged on the reverse repo transaction versus the interest rate paid on the repo transaction. To mitigate concentration risk with the Parent, the Company monitors credit limits in light of changing market conditions and is over collateralized versus the loan amount on all reverse repurchase agreements. In the event of a Parent company default, the Company would be exposed to the risks associated with liquidating or obtaining the collateral underlying reverse repo and repo transactions in excess of the netted amount of over collateralization received on those transactions.

A significant concentration of credit risk also exists with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions executed with other FICC members in the repo, reverse repo, TBA and U.S. Agency MBS market.

The Company also has a concentration of indirect exposure to the U.S. Government and U.S. Government Agencies as the issuer or guarantor of the collateral underlying the Company's reverse repo agreements. The Company would only be exposed to this indirect concentration in the event of a counterparty default.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions as defined. As of December 31, 2019, the Company had net capital of $621,976,151 which exceeded its minimum requirement of $250,000 by $621,726,151.

The Company is also subject to SEC Rule 15c3-3 and may be required to deposit cash or acceptable collateral into a Special Reserve Account for the exclusive benefit of customers. As of December 31, 2019, the customer reserve computation did not require any deposit to the aforementioned account.